UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-12019

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation

One Quaker Park

901 E. Hector Street

Conshohocken, PA 19428-2380

Quaker Chemical Corporation

Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm	1
Basic Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 8
Additional Information*
Schedule I – Schedule of Assets (Held at End of Year)	9

*       Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	10
Exhibits
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

    Quaker Chemical Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

June 23, 2010

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2009		2008
Assets
Investments, at fair value
Registered investment companies:
Columbia Small Cap Growth Fund, Inc.	$1,816,151		$1,340,554
Vanguard 500 Index Fund Investor Shares	8,502,077	*	6,828,617	*
Vanguard Balanced Index Fund Investor Shares	1,120,800		943,201
Vanguard Extended Market Index Fund Investor Shares	1,298,656		926,685
Vanguard International Growth Fund Investor Shares	2,825,174	*	1,693,204
Vanguard Prime Money Market Fund	3,978		—
Vanguard Target Retirement 2005 Fund	155,434		48,746
Vanguard Target Retirement 2010 Fund	514,840		461,622
Vanguard Target Retirement 2015 Fund	1,029,965		607,635
Vanguard Target Retirement 2020 Fund	625,630		446,229
Vanguard Target Retirement 2025 Fund	1,064,626		835,640
Vanguard Target Retirement 2030 Fund	566,652		297,186
Vanguard Target Retirement 2035 Fund	157,043		141,432
Vanguard Target Retirement 2040 Fund	174,347		101,592
Vanguard Target Retirement 2045 Fund	99,325		48,201
Vanguard Target Retirement 2050 Fund	71,356		87,182
Vanguard Target Retirement Income	247,876		165,634
Vanguard Total Bond Market Index Fund Investor Shares	4,690,840	*	4,558,613	*
Vanguard U.S. Growth Fund Investor Shares	1,619,378		1,011,622
Vanguard Windsor II Fund Investor Shares	2,263,671		1,612,165

	28,847,819		22,155,760

Vanguard Retirement Savings Trust	8,601,608	*	8,720,584	*
Quaker Chemical Corporation Stock Fund #	6,158,208	*	2,491,031	*
Participant Loans	1,126,148		821,108
Vanguard Brokerage Option
Common Stock	213,253		103,978
Registered Investment Companies	7,381		1,125

Total investments	44,954,417		34,293,586

Receivables
Employer’s contributions	521,416		83,596
Participant contributions	17,243		—

Total receivables	538,659		83,596

Total assets	45,493,076		34,377,182

Liabilities
Payables
Due to brokerage	5,076		—

Total payables	5,076		—

Net assets available for benefits	$45,488,000		$34,377,182

*	Represents 5% or more of net assets available for benefits.
#	A portion of this investment option is non participant-directed.

The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions
Investment income:
Interest and dividend income, investments	$1,106,168	$1,276,627
Interest income, participant loans	63,350	62,529
Net appreciation (depreciation) in fair value of investments	7,697,929	(11,323,894)

	8,867,447	(9,984,738)

Contributions:
Employer	1,532,444	1,956,222
Participant	2,496,007	2,901,381

	4,028,451	4,857,603

Other additions:
Plan merger assets transfer in	1,226,674	—

Total additions (subtractions)	14,122,572	(5,127,135)

Deductions:
Payment of benefits	3,011,754	2,494,726

Total deductions	3,011,754	2,494,726

Net increase (decrease)	11,110,818	(7,621,861)
Net assets available for plan benefits:
Beginning of year	34,377,182	41,999,043

End of year	$45,488,000	$34,377,182

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document is a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates (AC Products, Inc. (“AC”) and Epmar Corporation (“Epmar”)). The Plan is administered by the Pension Plan Committee, which is appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended effective January 1, 2009 to allow Epmar employees to participate in the plan and to make certain other changes in accordance with the final regulations issued under IRC section 415. The Plan was further amended on March 1, 2009 to merge the Epmar 401(k) Profit Sharing Plan into the Plan, to eliminate the stated percentage for determining the amount of the Company matching contribution, to eliminate the stated percentage of the matching contribution automatically directed to the Company Stock Fund under the Plan, to provide that future matching contributions (if any) will be determined by the Company Pension Plan Committee (administrator of the Plan), and to provide that future employer contributions may be made in common shares of the Company, in the sole discretion of the Pension Plan Committee. The Plan was further amended in July 2009 and December 2009 to permit distributions to be delayed until the participant’s required distribution date, to comply with certain provisions of the Pension Protection Act of 2006, the Worker and Retiree Employer Recovery Act of 2008, the Heroes Earnings Assistance and Relief Act of 2008 and to make certain other changes. In March 2009, the Company suspended its matching contribution and elected to make its nonelective nondiscretionary contribution in shares of Company common stock. The Company restored its matching contribution in January 2010.

Employees of the Company are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement. AC and Epmar participants are eligible to participate in the Plan on the first day of the month coincident with or next following the employee’s completion of one year of service.

Contributions

Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits. At the discretion of the Pension Committee, the Plan matches 50% of each participant’s contribution up to 6% of compensation, except for those participants designated as AC participants or Epmar participants. In addition, the Plan provides for a nonelective nondiscretionary contribution on behalf of Company non-bargaining participants who have completed one year of service equal to 3% of the eligible participant’s compensation. All employer contributions may be allocated to the Company Stock Fund, in the sole discretion of the Pension Plan Committee. Participants may diversify the investment of Plan funds that are automatically invested in the Company Stock Fund.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary contributions, which would be allocated on the basis of eligible participants’ applicable compensation. Upon completing one year of service, each participant shall be eligible to receive discretionary contributions on the first day of the month coinciding with or next following the date on which the participant meets the one year of service requirement. Epmar participants are not eligible for a discretionary contribution.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to, the limitations of the Internal Revenue Code Section 414(v). No Company matching contributions shall be made with respect to catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings.

Participant Loans

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years. Interest rates at December 31, 2009 range from 4.25% to 10.25%.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account. If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for six months following the receipt of the hardship withdrawal.

Vesting

Participants are fully vested in Company matching contributions, Company discretionary contributions, Company nonelective nondiscretionary contributions and employee voluntary contributions plus actual earnings upon entering the Plan.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements—(Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Vanguard Retirement Savings Trust

The Vanguard Retirement Savings Trust is composed of an investment in a master trust which invests in fully benefit-responsive contracts. As described in the Financial Accounting Standards Board’s (“FASB”) guidance on fully benefit-responsive investment contracts, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the plan.

Any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2009 and 2008 approximates contract value.

Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to levels of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – FAIR VALUE MEASURES

The Plan applies the guidance of the FASB regarding fair value measurements. The guidance establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. This guidance does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements—(Continued)

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered Investment Companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Vanguard Retirement Savings Trust

Investment in the Vanguard Retirement Savings Trust is valued based upon the quoted redemption value of units owned by the Plan at year end. Units of the trust are not available in an active exchange and active market, however, the fair value is determined based on the underlying investments in the Vanguard Retirement Master Trust as traded in an exchange and active market and is classified as a Level 2 investment.

Quaker Chemical Corporation Stock Fund and Common Stock

The Quaker Chemical Corporation Stock Fund is composed of shares of the Company and uninvested cash. The shares of the Company are traded in an exchange and active markets and are classified as Level 1 investments. Common stock is valued at quoted market prices in an exchange and active markets, and is classified as a Level 1 investment.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2009 and 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Fair Value as of December 31, 2009	Fair Value Measurements at December 31, 2009 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Assets
Registered Investment Companies	$28,855,200	$28,855,200	$—	$—
Vanguard Retirement Savings Trust	8,601,608	—	8,601,608	—
Quaker Chemical Corporation Stock Fund	6,158,208	6,158,208	—	—
Common Stock	213,253	213,253	—	—
Participant loans	1,126,148	—	—	1,126,148

Total	$44,954,417	$35,226,661	$8,601,608	$1,126,148

	Fair Value as of December 31, 2008	Fair Value Measurements at December 31, 2008 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Assets
Registered Investment Companies	$22,156,885	$22,156,885	$—	$—
Vanguard Retirement Savings Trust	8,720,584	—	8,720,584	—
Quaker Chemical Corporation Stock Fund	2,491,031	2,491,031	—	—
Common Stock	103,978	103,978	—	—
Participant loans	821,108	—	—	821,108

Total	$34,293,586	$24,751,894	$8,720,584	$821,108

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements—(Continued)

Changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2009 and 2008 were as follows:

Participant Loans
Balance at December 31, 2007	$758,228
Issuances and settlements, net	62,880

Balance at December 31, 2008	821,108
Issuances, transfers and settlements, net	305,040

Balance at December 31, 2009	$1,126,148

NOTE 4 – NON PARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution and nonelective contribution to the Company Stock Fund. Participants and beneficiaries may direct that matching contributions (automatically invested in the Company Stock Fund) be invested in another investment fund. Information about the net assets and components of the changes in net assets relating to the non participant-directed portion of this Company Stock Fund is as follows:

	As of December 31,
	2009	2008
Net Assets:
Company Stock Fund	$1,965,951	$1,338,195

	Year Ended December 31,
	2009	2008
Changes in Net Assets:
Interest & dividend income	$90,213	$69,244
Net appreciation (depreciation)	626,593	(385,295)
Contributions	285,553	492,263
Distributions	(374,603)	(556,563)

	$627,756	$(380,351)

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 6 – INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2009	2008
Registered investment companies	$4,913,640	$(10,545,208)
Common stock	2,784,289	(778,686)

	$7,697,929	$(11,323,894)

NOTE 7 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

NOTE 8 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 4, 2003 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 9 – PLAN MERGER

In March 2009, the Epmar 401(k) Profit Sharing Plan was merged into the Plan. The assets transferred into the Plan are included in the Statement of Changes in Net Assets as Other additions. The assets transferred are as follows:

Epmar Assets Transferred
Participant assets	$1,079,935
Participant loan accounts	146,739

Total assets transferred in	$1,226,674

QUAKER CHEMICAL CORPORATION RETIREMENT SAVINGS PLAN	Schedule I

Schedule of Assets (Held at End of Year) As of December 31, 2009

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$1,816,151
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	8,502,077
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	1,120,800
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	1,298,656
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	2,825,174
*	Vanguard Prime Money Market Fund	Registered Investment Company	3,978
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	155,434
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	514,840
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,029,965
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	625,630
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,064,626
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	566,652
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	157,043
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	174,347
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	99,325
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	71,356
*	Vanguard Target Retirement Income	Registered Investment Company	247,876
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	4,690,840
*	Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	1,619,378
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	2,263,671
*	Vanguard Brokerage Option	Vanguard Brokerage Option	220,634
*	Vanguard Retirement Savings Trust	Common/Collective Trust	8,601,608
*	Quaker Chemical Corporation **	Common Stock Fund	6,158,208
*	Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (4.25% - 10.25%)	1,126,148

Total assets held for investment purposes			$44,954,417

*	Party in Interest
**	In part, a non participant-directed investment, for which cost is $4,369,448

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan

June 23, 2010	By:	/S/ MARK A. FEATHERSTONE
Vice President – Treasurer and Chief Financial Officer